Exhibit 99.1

PRESS RELEASE CORRECTION

CHC Helicopter Corporation www.chc.ca
CHC Helicopter Corporation Launches Private Placement of Senior Subordinated Notes due 2014

March 14, 2005, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that it intends, subject to market and other customary conditions, to make a private add-on offering of U.S.$100,000,000 in aggregate principal amount of its senior subordinated notes due 2014. The notes offered will be substantially identical to its existing 7 3/8% senior subordinated notes due 2014, which were issued on April 27, 2004.

The net proceeds of the offering will be used to repay partially the amounts owed under its senior credit facility and to pay related fees and expenses. CHC intends to use any remaining proceeds for general corporate purposes.

The notes will be offered in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Certain of these securities may also be offered to a limited number of institutional accredited investors in the United States in transactions exempt from the registration requirements of the Securities Act and to non-U.S. persons outside of the United States pursuant to Regulation S under the Securities Act. The notes will not be registered under the Securities Act and will not be offered or sold in the United States without an applicable exemption from the registration requirements of the Securities Act. The notes will not be offered in Canada other than pursuant to exemptions from prospectus requirements of applicable securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes may be offered only by means of an offering memorandum.